VIA FEDERAL EXPRESS AND EDGAR	JANET O. LOVE 312.443.0238 Fax: 312.896.6238 jlove@lordbissell.com

September 7, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Todd K. Schiffman
Assistant Director

Re:	Legacy Bancorp, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-126481

Ladies and Gentlemen:

On behalf of Legacy Bancorp, Inc. (“Legacy”), we are writing to respond to the comments set forth in the letter from Todd K. Schiffman, Assistant Director, dated September 2, 2005 in connection with the Registration Statement referenced above. This letter should be read in conjunction with Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which was electronically submitted today via EDGAR.

For your convenience, two copies of Amendment No. 3 are being sent to the attention of Jonathan E. Gottlieb by overnight courier and have been marked to show changes from the prospectus included in the initial filing of the Registration Statement on Form S-1 referenced above, as Amendment No. 2 was an exhibit—only filing. References to page numbers in this letter are to page numbers in the marked courtesy copies of Amendment No. 3.

Amended Form S-1 Comments

For your convenience, we have set forth below each of the Staff’s numbered comments, followed by the response of Legacy.

General

1.	Please revise the registration statement to include all missing information such as the expiration date. Please check page references to insure that they are accurate.

Response: Legacy has included, in all relevant places in the prospectus, the date of May 25, 2007 as the final date that the conversion must be completed, which is two years after the adoption of the Plan of Conversion by the Trustees of Mutual Bancorp of the Berkshires, Inc. and in accordance with Massachusetts regulations. In addition, all other information that is available as of this date has also been filled in, such as the name of the transfer agent.

Please note that the date of termination of the offering is based upon the date the prospectus is distributed, which has not yet been finally determined. The mailing date will be set as soon as Legacy has received final approvals from all regulators.

Legacy has checked page number references for accuracy, and will do so again prior to printing. However, we note that the pagination of the document, especially of marked copies, may vary depending upon the type of hardware used to print it out. Additionally, the page numbers within the document are references to a clean copy of the prospectus, printed on our office printers. The page numbers we reference in this letter are to the marked courtesy copies of the prospectus.

How We Determined the Offering Range and the $10.00 Per Share Stock Price, page 4

2.	We note your response to comment 4 of our letter dated August 5, 2005. As we requested, please provide more detail, on page 5, regarding the peer group analysis including, but not limited to, describing, rather than simply naming, the factors used to select the companies in the peer group. For instance, instead of stating that “geographical characteristics” were used to select members of the group, please describe the geographic factors and disclose whether the comparable group consists of companies from the same geographic area as you.

Response: Legacy has revised its disclosure on page 5 to include more detail about the general and specific parameters used to select the companies in the peer group. Please also note Legacy’s response to comment 9.

You May Not Sell or Transfer Your Subscription Rights, page 12

3.	We note the response in your letter to comment 6 of our letter dated August 5, 2005. As we requested, please explain in the registration statement the basis for your taking legal action and explain the state and federal laws that would be violated by anyone who sells or gives away their subscription rights. Please clearly explain when these prohibitions expire and revise the caption to reflect this fact.

Response: Legacy has revised its disclosure on page 12 to state that the only legal action Legacy intends to take will be to report potential Massachusetts state law and federal securities law violations to the Massachusetts Commissioner of Banks and the SEC, respectively. Legacy has also revised the disclosure on page 12 to more clearly state the Massachusetts state law and the federal securities rule that would be violated by an individual who sells or gives away his or her subscription rights.

Management’s Discussion and Analysis of Mutual Bancorp and Subsidiaries, page 41

4.	We note that in the second paragraph of page 34 you define the efficiency ratio as “non-interest expense as a percentage of revenue.” Please revise your definition of this ratio to be consistent with the definition provided in footnote (4) on page 21.

Response: Legacy has revised disclosure on page 41 to conform the definition of efficiency ratio to the definition provided in footnote (4) on page 24.

5.	We note your response to comment 12 of our letter dated August 5, 2005. As we requested, please revise this section considering Release No. 33-8350 including, but not limited to, the following:

•	provide analysis of the “general economic and competitive conditions” to which you refer on page 41 that are of concern to management and related trends and uncertainties; and

Response:    Legacy has deleted the reference to “general economic and competitive conditions” and revised its disclosure on page 41 to discuss more specific economic conditions that are of concern to management. Specifically, Legacy has revised the disclosure to address the effect of local and national economic conditions and changes in interest rates and in the yield curve.

•	provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Please delete cross references to the risk factors setting.

Response:    Legacy has revised its disclosure on pages 41 and 42 to discuss the challenges and risks on which Legacy’s management is focused, as well as actions they have taken and are taking to address these challenges and risks. For example, Legacy has revised its disclosure to discuss interest rate risk, opportunity for geographic expansion, the challenges of deposit growth and actions taken by Legacy’s management to address the foregoing. A discussion has also been added regarding the opportunities that management sees in expanding beyond its present market.

6.	We note your response to comment 13 of our letter dated August 5, 2005. Please further revise this section consistent with Release No. 33-8350 to provide more analysis of known material trends, events, demands, commitments and uncertainties including, but not limited to, the following:

•	explain the “asset management and liability management strategy” to which you refer on page 41 and explain your reasons for adopting it in 2002 and reversing it in 2004;

Response:    Legacy has revised its disclosure on page 41 to discuss Legacy’s asset management and liability management strategy and how management has adapted it to market conditions and Legacy’s financial condition.

•	compare the costs and benefits of borrowing from the FHLBB with using deposits to fund your lending;

Response:    Legacy has revised its disclosure on page 43 to clarify that it has utilized

FHLBB borrowings when it was available at a lower cost than local market deposits. When the cost of this borrowing began to exceed local market deposit costs, management aggressively marketed its Life Path Investment Savings Account to focus on increasing deposits as well as borrowings, which also increased in 2004. Legacy management felt that in view of this clarification, a comparison of costs and benefits is unnecessary from an investor standpoint, since its practice is generally not to borrow at rates higher than deposits.

•	provide analysis of the risks and consequences of your strategy to “price deposit products aggressively” particularly in given trends and uncertainty in interest rates; and

•	revise your discussion of your market share and plans for growth on page 42 to disclose your share in the state of Massachusetts and supplement your comment that “there are fewer community banks” in New York with a description and analysis of the competition in New York.

Response: Legacy has revised its disclosure on page 42 to describe Legacy’s deposit share in Massachusetts. It has also deleted reference to a strategy of pricing deposit products aggressively. Although pricing is an element of competition on which Legacy focuses, it does not mean to imply that it emphasizes aggressive pricing, but rather that it prices certain products competitively. Legacy has revised its disclosure on page 43 to provide more detail regarding the economic and competitive conditions in the Albany-Schenectady-Troy Metropolitan Statistical Area (MSA) in New York. The Albany-Schenectady-Troy MSA is the area in New York in which Legacy has recently expanded its commercial lending.

Market Area and Competition, page 57

7.	We note your response to comment 15 of our letter dated August 5, 2005. Please clarify how much of your loans, deposits, and revenues are from outside of Berkshire County. Please revise the third paragraph to disclose the percentage of outstanding loans outside of Berkshire County. Please explain how you conduct business outside of the area in which you have offices.

Response: Legacy has revised its disclosure on page 59 to state the amount of loans outstanding outside Berkshire County as of April 30, 2005, and the amount of interest income earned on these loans for the four months ended April 30, 2005. Please note that Legacy does not have any deposits located outside of Berkshire County, and that fact is mentioned on page 59, where it states that Berkshire County is the only market where Legacy has offices or accepts deposits.

Legacy has also revised its disclosure on page 59 to describe how Legacy conducts business outside Berkshire County through its commercial banking group and its national commercial lending program.

8.	We note your response to comment 16 of our letter dated August 5, 2005. We note that you make loans in 15 states and that you intend to expand your business outside Berkshire County. Please describe your competitors and your competitive position in the geographic area in which you compete instead of limiting the disclosure to Berkshire County Massachusetts. Please expand your one sentence description of how you compete with those financial institutions that are “significantly larger and have great financial resources” to explain the basis on which you compete. As we requested, please explain both positive and negative factors pertaining to your competitive position, as required by Item 101(c)(1)(x).

Legacy has expanded its description of its competition on page 58 to include competition outside Berkshire County. Legacy believes that it competes based on competitive pricing coupled with superior service and expertise in all of its markets, and has so stated in its discussion. Page 58 also includes a discussion of Legacy’s LifePath accounts and special certificates of deposit as more specific ways in which Legacy competes in its existing market. Legacy also considers that the most negative competitive factor it faces is that its market is small and over-banked, resulting in limited asset and funding diversification, and has so stated on page 58.

Stock Pricing and the Number of Shares to be Issued, page 99

9.	We note your response to comment 24 of our letter dated August 5, 2005. As we requested, please provide more detail regarding the procedures and substance of the analysis that led to the pricing of your stock including but not limited to the following:

•	explain the selection and composition of the comparable group;

•	describe each of the “general and specific parameters” to which you refer on page 99; and

•	expand your one sentence description of the method of valuation.

Response: Legacy has revised its disclosure on pages 101-102 to explain the selection and composition of the comparable group according to each of the general and specific parameters. Legacy has also expanded its disclosure regarding the methods of valuation utilized by Keller.

Restriction on Acquisition of Legacy Bancorp and Legacy Banks, page 113

10.	We note your filing of Exhibit 5.1. Please revise this section to reflect the qualifications of the opinion letter regarding certain provisions in the certificate of incorporation.

Response: We note that we have revised our opinion and filed our revised opinion with Amendment No. 3 to clarify that we exclude therefrom any opinion on the matters specified therein. We have revised the disclosure on page 118 and other relevant places to reflect the qualifications in our opinion letter regarding certain provisions of the certificate of incorporation.

Financial Statements

Note 5-Loans, page F-23

11.	Please revise your disclosures on pages F-13 and F-24 regarding your sale of loans in the secondary market to clearly state whether these loans are sold with servicing retained or released. We noted several inconsistencies in your current disclosures. For example,

•	On page F-13, you disclose that loans sold in the secondary market are generally sold with servicing released and without recourse provisions. Conversely, in the second to last paragraph on page F-24 you disclose that you have sold loans in the secondary market and have retained the servicing responsibility and received fees for the service provided.

•	In the last paragraph on page F-24 you state that you did not sell any loans in the secondary market for which you retained servicing during the years ended December 31, 2004 and 2003. However, in the preceding paragraph you disclose that loans sold and serviced for others amounted to $5.2 million and $8.3 million at December 31, 2004 and 2003, respectively.

Response:    Legacy has revised the disclosure on page F-13 to clarify that loans sold in the secondary market during the years 2002 through 2004 were sold servicing released and without recourse provisions. It also added disclosure that in April 2005 Legacy sold $6,629,000 of loans into the secondary market servicing retained.

On page F-25, Legacy revised Note 5 to clarify that, prior to January 1, 2002, Legacy had sold loans in the secondary market and had retained servicing responsibility and received fees for the services provided. The amount of loans serviced for others at April 30, 2005, and December 31, 2004 and 2003 have also been included in this paragraph. In addition, the $6,629,000 of loans sold into the secondary market is also described on page F-25.

12.	We note your revisions in response to comment 27 and 29 from our letter dated August 5, 2005. Please revise to quantify the amount of loan participations purchased and sold during each of the periods presented. Clearly explain why prior to 2004 you accounted for loans participated to outside financial institutions as secured borrowings, and describe how the amendment of your participation agreements affected your accounting for such loan participations.

Response:    Wolf has revised its report on page F-25 to include the amount of loan participations purchased and sold during each of the periods presented. As noted in our response to comment 11, Legacy has revised the disclosure on page F-13 to clarify that loans meeting the criteria specified are treated as secured borrowings. In addition, please refer to page F-28 for a description of how the amendment of Legacy’s participation agreements affected their accounting treatment.

Exhibits

13.	As we requested in comment 32 of our letter dated August 5, 2005, please file all exhibits.

Response:    Legacy included all of the remaining exhibits in Amendment No. 2.

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If the Staff has any questions or needs any additional information, please call the undersigned at (312) 443-0238.

Very Truly Yours,

/s/ Janet O. Love

Janet O. Love